Form 40-17f-2
(As adopted in Release No. IC-17085, July 26, 1989, effective
   September 25, 1989, 54 F.R. 32048.)

 U.S. Securities and Exchange Commission
       Washington, D.C.    20549

               FORM 40-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1.  Investment Company Act File Number:
                                        Date examination completed.
             811- 2287                        12/9/98


2.  State Identification Number:   PA

AL(  )    AK(  )     AZ(  )     AR(  )     CA(  )     CO(  )
CT(  )    DE (  )     DC(  )     FL(  )     GA(  )     HI (  )
ID (  )   IL  (  )    IN  (  )    IA (  )    KS(  )     KY(  )
LA(  )     ME(  )    MD(  )     MA(  )       MI(  )    MN(  )
MS(  )     MO(  )    MT(  )     NE(  )       NV(  )     NH (  )
NJ (  )    NM(  )    NY(  )    NC(  )     ND(  )      OH(  )
OK(  )    OR (  )     PA(x )    RI(  )      SC(  )      SD (  )
TN (  )     TX(  )    UT(  )     VT(  )     VA(  )     WA(  )
WV(  )     WI(  )     WY(  )         PUERTO RICO

Other (specify):

3.  Exact number of investment company as specified in
     registration statement:     1


4.  Address of principal executive office: (number, street, city, state,
     zip code)   1375 ANTHONY WAYNE DRIVE
                       WAYNE, PA    19087